Exhibit 5.1

                            THE O'NEAL LAW FIRM, P.C.
                            6626 E. Raftriver Street
                               Mesa, Arizona 85268
                                 (480) 812-5058
                              (888) 353-8842 (Fax)
                        E-mail: theoneallawfirm@yahoo.com

                                 April 13, 2009

VIA EDGAR AND OVERNIGHT MAIL

Ms. Lilyanna L. Peyser
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Mail Stop 3561
Washington, DC  20549

     Re: SeaOspa, Inc.
         Registration Statement on Form S-1
         Amendment 1
         Filed March 24, 2009
         File No. 333-157175

Dear Ms. Peyser:

     We are counsel to SeaOspa, Inc. ("SeaOspa," the "Company" or "our client"). On behalf of our client, we respond as follows to the Staff's comments dated April 3, 2009 relating to the above-captioned registration statement. Captions and section headings herein will correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

SELLING STOCKHOLDERS, PAGE 13

     1. WE NOTE THAT FOR THE MOST PART YOU HAVE CORRECTED THE NUMBER OF YOUR COMMON SHARES CURRENTLY OUTSTANDING, AS WELL AS REVISED THE NUMBER OF YOUR COMMON SHARES BEING OFFERED BY THE REGISTRATION STATEMENT. HOWEVER, PLEASE NOTE THAT THE NUMBER OF YOUR COMMON SHARES CURRENTLY OUTSTANDING AND HELD BY THE SELLING STOCKHOLDERS REMAINS INCORRECT AT THE END OF THE TABLE OF SELLING STOCKHOLDERS. ALSO, THE LAST COLUMN SHOULD REFLECT THE PERCENTAGE OF SHARES THAT WILL CONTINUE TO BE HELD BY THOSE SELLING STOCKHOLDERS WHO HAVE REDUCED THE AMOUNT OF SHARES THEY ARE OFFERING FOR RESALE. PLEASE REVISE ACCORDINGLY.

          Response to Comment #1:

          We have revised the selling stockholders table accordingly.

UNDERTAKINGS, PAGE II-3

     2. PLEASE REVISE TO INCLUDE THE SECOND SENTENCE OF THE UNDERTAKING CONTAINED IN ITEM 512(A)(1)(II) OF REGULATION S-K.

Page 2 of 2
Ms. Lilyanna L. Peyser
Securities and Exchange Commission


          Response to Comment #2: We have revised this undertaking to include the second sentence of Item 512(a)(1)(ii) of Regulation S-K.

     3. WE NOTE THAT YOU HAVE NOT ADDED THE UNDERTAKING REQUIRED BY ITEM 512(A)(6) OF REGULATION S-K, AS PREVIOUSLY REQUESTED IN COMMENT 3 OF OUR LETTER DATED MARCH 24, 2009. WE ARE, THEREFORE, REISSUING THIS COMMENT.

          Response to Comment #3: We have added the undertaking required by item 512(a)(6) of Regulation S-K.

The Company acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                 *************

     We trust that the foregoing is responsive to the Staff's comments. Please do not hesitate to contact us at (480) 812-5058 if you have any questions. Also, please note our change of address at the top of our letterhead. We have reflected this change in the 2nd Amended Registration Statement and revised legal opinion filed as Exhibit 5.1.

                                Very truly yours,


                                /s/ William D. O'Neal
                                ----------------------------------
                                William D. O'Neal

cc: SeaOspa, Inc.